------------------------------
							   OMB APPROVAL
						------------------------------
___ Check this box if no longer subject to	OMB Number           3235-0287
    Section 16.  Form 4 or Form 5 obligations	Expires:      January 31, 2005
    may continue.  See Instruction 1(b)		Estimated average burden
						hours per response ....... 0.5
						------------------------------

		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

				     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
	       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

____________________________________________________________________________
1.   Name and Address of Reporting Person*

Mitchell			   James              K.
_____________________________________________________________________________
   (Last)                            (First)              (Middle)

9710 Scranton Rd. Ste. 100
_____________________________________________________________________________
                                    (Street)

  San Diego	                    CA                    92121
____________________________________________________________________________
   (City)                           (State)              (Zip)


____________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Detwiler, Mitchell & Co.  (Nasdaq: DMCO)
____________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

____________________________________________________________________________
4.   Statement for Month/Day/Year

11/06/2002
____________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


============================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chairman and Chief Executive Officer
____________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
____________________________________________________________________________



============================================================================
         Table I -- Non-Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned
============================================================================







                                                                                   6.
                                          4.                          5.           Owner-
                                          Securities Acquired (A) or  Amount of    ship
                              3.          Disposed of (D)             Securities   Form:        7.
                              Transaction (Instr. 3, 4 and 5)         Beneficially Direct       Nature of
                  2.          Code        --------------------------  Owned at End (D) or       Indirect
1.                Transaction (Instr. 8)              (A)     Price   of Month     Indirect     Beneficial
Title of Security Date        ----------  Amount      or              (Instr. 3    (I)          Ownership
(Instr. 3)        (mm/dd/yy)  Code    V               (D)              and 4)      (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
Common Stock	                                                       218,569***    D
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------


===============================================================================================================


***Previously reported total includes 1,325 shares owned by spouse of Reporting Person to which Reporting Person disclaims beneficial Ownership. Also includes approximately 13,608 shares held in 401(k) Plan of issuer as of
   November 6, 2002 representing matching contributions to Reporting
   Person's account since inception and 636 shares held in employer's now inactive Employee Stock Purchase Plan ("ESPP"). 401(k) and ESPP shares are being voluntarily reported in total shares owned.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible securities)

=============================================================================

                                                                                                      10.
                                                                                             9.       Owner-
                                                                                             Number   ship
                                                                                             of       Form
           2.                                                                                Deriv-   of
           Conver-                 5.                              7.                        ative    Deriv-  11.
           sion                    Number of                       Title and Amount          Secur-   ative   Nature
           or                      Derivative     6.               of Underlying     8.      ities    Secur-  of
           Exer-           4.      Securities     Date             Securities        Price   Bene-    ity:    In-
           cise    3.      Trans-  Acquired (A)   Exercisable and  (Instr. 3 and 4)  of      ficially Direct  direct
           Price   Trans-  action  or Disposed    Expiration Date  ----------------  Deriv-  Owned    (D) or  Bene-
1.         of      action  Code    of (D)         (Month/Day/Year)           Amount  ative   at End   In-     ficial
Title of   Deriv-  Date    (Instr. (Instr. 3,     ----------------           or      Secur-  of       direct  Owner-
Derivative ative   (Month/ 8)      4 and 5)       Date     Expira-           Number  ity     Month    (I)     ship
Security   Secur-  Day/    ------- -------------  Exer-    tion              of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3) ity     Year)   Code V  (A)      (D)   cisable  Date    Title     Shares  5)      4)        4)     4)
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------


Incentive  $1.00    11/06/  A       55,000         11/06/  12/06/  Common     55,000  $1.00   55,000   D
Stock               2002                           2002    2007    Stock
Option
(right to
buy)
---------------------------------------------------------------------------------------------------------------------

Incentive  $3.876                                  12/13/   12/13/  Common    31,250  $3.876  31,250   D
Stock                                              2000     2004    Stock
Option
(right to
buy)****

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------


=====================================================================================================================

Explanation of Responses: Options granted on 11/6/2002 under the 2000 Omnibus Equity Incentive Plan immediately vested and exercisable.

 **** Previously reported.




/s/ James K. Mitchell                                       11/07/2002
---------------------------------------------            --------------------
      **Signature of Reporting Person                             Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

	  * If the form is filed by more than one reporting person, see instruction 4(b)(v)

	  **Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.

          If space provided is insufficient, see Instruction 6 for procedure.